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SEC FILE NUMBER
8-69543

A ... AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2015 AND ENDING DECEMBER 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

UCAP SECURITIES LLC **FIRM ID.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

130 West 42nd Street

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID MCCLEAN **516-680-6630**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***DAVID McCLEAN*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***UCAP Securities LLC as of December 31, 2015***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

CFO
____
Title

Sworn to before me this 25th day of February, 2016

X ______________________
Notary Public

MARIA K. JIMENEZ
Notary Public, State of New York
No. 01JI6092074
Qualified in Nassau County
Commission Expires May 12, 2019

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.
(x) (p) Independent Auditors' Report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2015



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
UCAP Securities LLC
130 West 42nd Street – 15th Floor
New York, NY 10036

We have audited the accompanying statement of financial condition of UCAP Securities LLC (the Company) as of **December 31, 2015** and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year ended **December 31, 2015**. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UCAP Securities LLC as of December 31, 2015 and the results of its operations and its cash flows for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the UCAP Securities LLC's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 14, 2016

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$ 257,209
Total assets	$ 257,209

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses	$ 6,750
Total current liabilities	6,750
Member's equity	250,459
Total liabilities and member's equity	$ 257,209

See accountants' report and notes to financial statements.

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF (LOSS)

PERIOD FROM JANUARY 1, 2015 THROUGH DECEMBER 31, 2015

Revenues:	
Interest income	$ 0
Expenses:	
Professional fees	79,519
Membership fees	1,664
Office expense	5,879
Other	2,478
Total operating expenses	89,541
Net (loss)	$ (89,541)

See accountants' report and notes to financial statements.

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

PERIOD FROM JANUARY 1, 2015 THROUGH DECEMBER 31, 2015

Balance, January 1, 2015	$140,000
Donations to capital	200,000
Net (loss)	(89,541)
Balance, December 31, 2015	$ 250,459

See accountants' report and notes to financial statements.

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

PERIOD FROM JANUARY 1, 2015 THROUGH DECEMBER 31, 2015

OPERATING ACTIVITIES	
Net (Loss)	$ (89,541)
Adjustments to reconcile Net (Loss)	
to cash from operations:	
Accounts Payable	5,750.00
Net cash (used in) operating activities	(83,791)
FINANCING ACTIVITIES	
Members Equity	200,000.00
Net cash provided by Financing Activities	200,000.00
Net cash increase for period	116,209.20
Cash at beginning of period	141,000.00
Cash at end of period	$ 257,209.20

See accountants' report and notes to financial statements.

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

1. Statement of Significant Accounting Policies:

Organization: UCAP Securities LLC (the "company"), was organized under the laws of the State of Delaware and was authorized to do business in New York. The company became a member of the Financial Industry Regulatory Authority, Inc. in June of 2015.

Concentration of risk: As of December 31, 2015, the People's Bank bank statement indicated a balance of $257,209. There were no other bank or brokerage accounts maintained. This amount is held in a non non-interest bearing account. All funds are insured in full by the Federal Deposit Insurance Corporation (FDIC) from December 31, 2014 through December 31, 2015, except for funds held in excess of $250,000 at any given time during the year. The Company intends to clear through Pershing, via a sub-clearing arrangement, but has not yet commenced operations and has not yet funded any accounts with Pershing.

The FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, Subsequent Events. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition. FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2015. The Company has evaluated all events or transactions that occurred after December 31, 2015, up through the date that the financial statements were available to be issued on February 20, 2016.

Cash and Cash Equivalents: Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2015

1. Statement of Significant Accounting Policies (continued):

Income Taxes: No provision for federal and state income taxes has been made in these financial statements, as these taxes are the responsibility of the member under this form of organization.

Net Capital Requirements: UCAP Securities LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 in the first year of operation. At December 31, 2015, UCAP Securities LLC (A Limited Liability Company) had net capital of $250,459 after adjustments for non-allowable assets, which was $245,459 in excess of its required net capital. UCAP Securities LLC (A Limited Liability Company)'s net capital ratio was.027 to 1.

Commitments and Contingencies: The company had no significant contingent liabilities requiring disclosure in the financial statements.

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2015

Computation of net capital	
Member's equity	$ 250,459
Less:	
Non allowable assets	-
Net capital	$ 250,459
Computation of basic net capital requirement	
Minimum net capital requirements of 6-2/3% of aggregate indebtedness	$ 450
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 244,459
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 6,750
Percentage of aggregate indebtedness to net capital	2.70%
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2015)	
Net capital as reported in Company's Part IIA unaudited focus report	$ 250,459
Audit adjustments	--
Net capital, per above	$ 250,459

EXEMPTION REPORT
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

UCAP Securities LLC (the "Firm") asserts that, to the best of its knowledge and belief,

The Firm claims an exemption from Sec. 15c3-3 under Section k(2)(i)

The Firm met the exemption provisions of Sec. 15c3-3 k(2)(i) throughout the most recent fiscal year without exception.



David McClean
Chief Financial Officer



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
UCAP Securities LLC
130 West 42nd Street – 15th Floor
New York, NY 10036

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UCAP Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which UCAP Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions) and (2) UCAP Securities LLC stated that UCAP. met the identified exemption provisions throughout the most recent fiscal year without exception. UCAP Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UCAP Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
Janaury14, 2016

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS	
Cash	$ 257,209
Total assets	$ 257,209
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities:	
Accrued expenses	$ 6,750
Total current liabilities	6,750
Member's equity	250,459
Total liabilities and member's equity	$ 257,209

See accountants' report and notes to financial statements.

UCAP Securities LLC
130 West 42nd Street – 15th Floor
New York, NY 10036

February 25, 2016 **Via Federal Express**

Securities and Exchange Commission
Office of Filing & Information
100 F Street NE Mailstop 8031
Washington, DC 20549

Gentlemen:

We are pleased to enclose a 'certified' copy of the Financial Statements for **UCAP Securities LLC,** as of and for the year ended ***DECEMBER 31, 2015.***

Please note that the report is marked "Confidential" so that the information contained therein is kept confidential. We have included a separate copy of the 'Statement of Financial Condition' for all other general purposes.

Also included is a copy of the audited report on SIPC, to be used as you deem necessary.

Very truly yours,



David E. McClean

Enclosures.

UCAP SECURITIES LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2015